Exhibits to Form 20-F

Exhibit Number	Description	Remarks
Exhibit 19.1	Memorandum and Articles of Association of AngloGold Limited as in effect on May 15, 2009	Incorporated by reference to Exhibit 3.1 of AngloGold's automatic shelf registration statement on Form F-3 filed with the Securities and Exchange Commission on August 31, 2009
Exhibit 19.4.1.1	AngloGold Limited Share Incentive Scheme in effect April 4, 2003	Incorporated by reference to Exhibit 19.4(c) of AngloGold's annual report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2002
Exhibit 19.4.1.2	Bonus Share Plan in effect on May 6, 2008	Incorporated by reference to Exhibit 19.4.1.2 of AngloGold's annual report on Form 20-F filed with the Securities and Exchange Commission on May 19, 2008
Exhibit 19.4.1.3	Long-Term Incentive Plan in effect April 29, 2005	Incorporated by reference to Exhibit 19.4.1.3 of AngloGold Ashanti's annual report on Form 20-F filed with the Securities and Exchange Commission on March 20, 2006
Exhibit 19.4.1.6	Sale and Purchase Agreement dated January 27, 2009 among AngloGold Ashanti Australia Limited, AngloGold Ashanti Limited, Saddleback Investments Pty Ltd, Newmont Boddington Pty Ltd, Newmont Mining Corporation, Newmont Australia Limited and BGM Management Company Pty Ltd.	Incorporated by reference to Exhibit 19.4.1.6 of AngloGold's annual report on Form 20-F filed with the Securities and Exchange Commission on May 5, 2009
Exhibit 19.6	Statement regarding how loss/earnings per share information was calculated	See note 9 to the consolidated financial statements
Exhibit 19.8	List of AngloGold Ashanti Limited subsidiaries	
Exhibit 19.12.1	Certification of Mark Cutifani, Chief Executive Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
Exhibit 19.12.2	Certification of Srinivasan Venkatakrishnan, Chief Financial Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
Exhibit 19.13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	
Exhibit 19.15.1	Consents of Ernst & Young, independent registered public accounting firm	
Exhibit 19.15.2	Consent of KPMG, independent registered public accounting firm	
Exhibit 19.15.3	Consent of BDO Stoy Hayward LLP, independent registered public accounting firm	

EXHIBIT 19.8

PRINCIPAL SUBSIDIARIES AND OPERATING ENTITIES FOR THE YEAR ENDED 31 DECEMBER

	Country of Incorporation	Shares held 2009	Shares held 2008	Percentage held	
				% 2009	% 2008
Principal subsidiaries					
AngloGold Ashanti Australia Limited	2	257,462,077	257,462,077	100	100
AngloGold Ashanti Holdings plc	7	33,785,771,334	3,373,171,254	100	100
AngloGold Ashanti Holdings Finance plc	7	100	100	100	100
AngloGold Offshore Investments Limited	4	5,000,000	5,000,000	100	100
AngloGold Ashanti USA Incorporated	11	234	234	100	100
		* 500	* 500		
Operating subsidiaries [1]					
AngloGold Ashanti Brasil Mineração Ltda	3	8,827,437,875	8,827,437,875	100	100
AngloGold Ashanti (Ghana) Limited	5	132,419,585	132,419,585	100	100
AngloGold Ashanti (Iduapriem) Limited	5	66,270	66,270	100	100
AngloGold Australia (Sunrise Dam) Pty Limited	2	2	2	100	100
AngloGold Namibia (Pty) Ltd	9	10,000	10,000	100	100
Cerro Vanguardia S.A.	1	13,875,000	13,875,000	92.50	92.50
AngloGold Ashanti (Colorado) Corp [2]	11	1,250	1,250	67	67
Geita Gold Mining Limited	10	2	2	100	100
Mineração Serra Grande S.A.	3	499,999,997	499,999,997	50	50
Societé Ashanti Goldfields de Guinée S.A.	6	3,486,134	3,486,134	85	85
Société des Mines de Morila S.A.[3]	8	400	400	40	40
Société d'Exploitation des Mines d'Or de Sadiola S.A.[3][4]	8	41,000	38,000	41	38
Société d'Exploitation des Mines d'Or de Yatela S.A.[3]	8	400	400	40	40
Teberebie Goldfields Limited	5	2,066,667	2,066,667	100	100

* Indicates preference shares

Principal subsidiaries are those subsidiaries that hold material contracts and/or act as borrowers and/or guarantors of such material contracts.

(1)   All the operating mines in South Africa, namely Great Noligwa, Kopanang, Moab Khotsong, Tau Lekoa, Mponeng, Savuka and TauTona, are all held by the parent company, AngloGold Ashanti Limited.
(2)   Operates the Cripple Creek & Victor gold mine, a wholly-owned operation.
(3)   Represents a joint venture entity.
(4)   Effective December 29, 2009, AngloGold Ashanti increased its interest from 38 percent to 41 percent.

Country of incorporation – key

1	Argentina	7	Isle of Man
2	Australia	8	Mali
3	Brazil	9	Namibia
4	British Virgin Islands (BVI)	10	Tanzania
5	Ghana	11	United States of America
6	Republic of Guinea		

EXHIBIT 19.12.1

CERTIFICATION

I, Mark Cutifani, certify that:

1. I have reviewed this annual report on Form 20-F of AngloGold Ashanti Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: April 19, 2010

/s/ Mark Cutifani
Mark Cutifani
Chief Executive Officer

EXHIBIT 19.12.2

CERTIFICATION

I, Srinivasan Venkatakrishnan, certify that:

1. I have reviewed this annual report on Form 20-F of AngloGold Ashanti Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: April 19, 2010

/s/ Srinivasan Venkatakrishnan
Srinivasan Venkatakrishnan
Chief Financial Officer

EXHIBIT 19.13

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of AngloGold Ashanti Limited (the "Company") on Form 20-F for the period ending December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certify that to the best of our knowledge:

1.   The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 19, 2010   /s/ Mark Cutifani
                                        Name: Mark Cutifani
                                        Title: Chief Executive Officer

Date: April 19, 2010   /s/ Srinivasan Venkatakrishnan
                                        Name: Srinivasan Venkatakrishnan
                                        Title: Chief Financial Officer

Exhibit 19.15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-10990 and No. 333-113789) of AngloGold Ashanti Limited and the Registration Statement on Form F-3 (No. 333-161634 and No. 333-161634-01) of our report dated April 19, 2010, with respect to the consolidated financial statements of AngloGold Ashanti Limited and the effectiveness of internal control over financial reporting of AngloGold Ashanti Limited included in this Annual Report (Form 20-F) for the year ended December 31, 2009.

/s/   Ernst & Young Inc.

Ernst & Young Inc.
Registered Auditor

Johannesburg
Republic of South Africa
April 19, 2010

Exhibit 19.15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-10990 and No. 333-113789) of AngloGold Ashanti Limited and the Registration Statement on Form F-3 (No. 333-161634 and No. 333-161634-01) of our report dated May 4, 2009, with respect to the balance sheet of Société d'Exploitation des Mines d'Or de Sadiola S.A. as of December 31, 2008, and the related statements of income, cash flows and changes in stockholders' equity for the year then ended , which report appears in the December 31, 2009 Annual Report on Form 20-F of AngloGold Ashanti Limited.

/s/   KPMG

KPMG
Registered Auditor

Bloemfontein
South Africa
April 13, 2010

Exhibit 19.15.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Société des Mines de Morila S.A.

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-10990 and 333-113789) and Form F-3 (File No. 333-161634 and 333-161634-01) of our report dated April 22, 2009 in respect of the annual financial statements of Société des Mines de Morila S.A. for the year ending December 31, 2008 included in this Annual Report (Form 20-F) of AngloGold Ashanti Limited for the year ending December 31, 2009.
/s/   BDO LLP

BDO LLP
London

April 15, 2010

BDO LLP is a limited liability partnership registered in England and Wales (with registered number OC305127). BDO LLP was formerly known as "BDO Stoy Hayward LLP."